SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras starts-up production of Sapinhoá Norte Early Production System (SPA), in pre-salt of Santos Basin

Rio de Janeiro, February 15, 2013 – Petróleo Brasileiro S.A. – Petrobras announces that FPSO Cidade de São Vicente went on stream last Tuesday, February 12, kicking off production of the Sapinhoá Norte Early Production System (SPA), through exploratory well 3-BRSA-788-SPS (3-SPS-69), located in block BM-S-9, in the pre-salt of Santos Basin.

Production will be around 15,000 barrels of oil per day, due to gas utilization limitations and will be extended for a maximum period of six months. The platform is anchored at a water depth of 2,140 meters, 310 km off the coast and the produced oil, which is of medium density (30º API) and high quality, will be transported via relief tankers.

The Sapinhoá Field Development Plan lays out two permanent systems composed of FPSOs Cidade de São Paulo, in production since January 5, 2013 and Cidade de Ilhabela, whose hull is in China and production plant modules are under construction in Brazil. This platform, which has a production capacity of 150,000 barrels of oil per day and 6,000,000 m3/of gas, is expected to go on stream in the second half of 2014.

Sapinhoá Field is one of Brazil’s biggest oil fields, with estimated total recoverable volumes of 2.1 billion barrels of oil equivalent (boe). Commercial production at the field began four and a half years after it was discovered in July 2008.

Block BM-S-9 is operated by Petrobras (45%), in partnership with BG E&P Brasil Ltda (30%) and Repsol Sinopec Brasil S.A. (25%).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.